SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 1)(1)

                         CHOICE ONE COMMUNICATIONS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   17038P104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Vincent D'Arpino
                   Morgan Stanley Capital Partners III, Inc.
                         MSDW Capital Partners IV, Inc.
                                 1585 Broadway
                                  NY, NY 10036
                              Tel: (212) 761-7283
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 31, 2002
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 2 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Morgan Stanley Dean Witter & Co
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                13,968,295
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        13,968,295
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,968,295 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 3 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MSCP III, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                10,394,269
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        10,394,269
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,394,269 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.8% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO, IA
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 4 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Morgan Stanley Capital Partners III, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                10,394,269
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        10,394,269
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,394,269 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.8% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 4 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 5 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Morgan Stanley Capital Partners III, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                9,188,147
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        9,188,147
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,188,147 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.8% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 5 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 6 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Morgan Stanley Capital Investors, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                259,030
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        259,030
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     259,030 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 6 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 7 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MSCP III 892 Investors, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                947,092
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        947,092
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     947,092 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.3% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 7 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 8 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MSDW Capital Partners IV, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                3,574,026
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,574,026
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,574,026 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO, IA
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 8 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 9 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MSDW Capital Partners IV, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                3,574,026
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,574,026
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,574,026 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 9 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 10 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Morgan Stanley Dean Witter Capital Partners IV, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                3,256,461
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,256,461
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,256,461 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 10 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 11 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MSDW IV 892 Investors, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                233,705
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        233,705
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     233,705 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 11 of 20 Pages

                                  SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP No. 17038P104                                     Page 12 of 20 Pages
---------------------------                        -----------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Morgan Stanley Dean Witter Capital Investors IV, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        -0-
                                -----------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON                93,860
            WITH                -----------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        93,860
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     93,860 - See Item 5
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
     CERTAIN SHARES*

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2% - See Item 5
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 12 of 20 Pages

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in the original Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D, unless otherwise noted.

     Item 1. Security and Issuer.

     Item 2. Identity and Background.

     Item 3. Source and Amount of Funds or Other Consideration.

     The following additional paragraphs are added after the last paragraph of
Item 3 of the original Schedule 13D:

     Additional warrants (the "2002 Warrants") to purchase shares of Common Stock were acquired by the MSDW IV Funds on March 31, 2002 in connection with a certain waiver of certain rights by holders of Series A Preferred Stock. (See
Item 4 below for further details.)

     Item 4. Purpose of Transaction.

     The following additional paragraphs are added after the last paragraph of
Item 4 of the original Schedule 13D:

     On March 31, 2002, the holders of Series A Preferred Stock agreed to irrevocably waive certain of their redemption rights with respect 60,000 shares of Series A Preferred Stock (shares covered by such waiver are referred to herein as non-redeemable Series A Preferred Stock and all other shares are referred to herein as redeemable Series A Preferred Stock). The redemption rights being waived include the mandatory redemption on the maturity date of August 1, 2012 and the mandatory redemption for cash upon a change in control. This transaction increases stockholders' equity and assists the Company in continuing to meet the minimum stockholders' equity requirements for listing on the Nasdaq National Market system.

     In consideration for the holder's irrevocable waiver of redemption rights (and for no other consideration), the holders of non-redeemable Series A Preferred Stock have been granted the 2002 Warrants to purchase shares of the Company's common stock. Such holders also will be granted additional warrants if the Company has not terminated the waiver on or before December 31, 2003. The Company issued to holders the 2002 Warrants to purchase 1,177,015 shares of common stock at an exercise price of $1.64 per share. The 2002 Warrants vest 40 percent on the date of issuance and then, if the waiver has not been terminated, 20 percent each on October 1, 2002, January 1, 2003 and April 1, 2003. Beginning on January 1, 2004, additional warrants to purchase 235,403 shares of common stock for $0.01 per share will be issued annually until the Company elects to terminate the waiver. All of the warrants described in this paragraph will expire five years after the Company has elected to terminate the waiver. The Company may elect, at its sole discretion, to terminate the waiver at any time.

     By written consent, dated March 31, 2002, stockholders holding more than 50% of the issued and outstanding shares of common stock of the Company authorized the issuance of the Company's common stock in the event of a change of control and under the 2002 Warrants and the additional warrants described above issuable beginning January 1, 2004, in an amount which could potentially be equal to or greater than 20% of the issued and outstanding common stock of the Company. Such authorization is required under the rules and regulations of The National Association of Securities Dealers, Inc.

     In the event that the Company elects to terminate the waiver, all unvested 2002 Warrants and all unvested additional warrants issuable beginning January 1, 2004 would expire and no further warrants


                              Page 13 of 20 Pages
would be granted. Regular dividends on both the redeemable Series A Preferred Stock and non-redeemable Series A Preferred Stock remain unchanged.

     In the event of a change of control, the Company may, at its election, redeem the non-redeemable Series A Preferred Stock for cash in the amount of 101% of its liquidation preference plus accrued and unpaid dividends. If the Company does not redeem the non-redeemable Series A Preferred Stock for cash, then the Company is obligated to make an offer to exchange such stock for shares of the Company's common stock. The number of shares of common stock required to be issued in the event of a change of control would not exceed the number of then authorized, but not issued or reserved for issuance, shares of the Company's common stock, and any shares of non-redeemable Series A Preferred Stock that cannot be redeemed because there are insufficient shares of common stock available will remain outstanding and the Company will have no obligation to redeem or exchange them. In the event of a change of control prior to the termination of the waivers, dilution, and possibly substantial dilution, would occur to the holders of the Company's common stock by reason of the issuance of common stock in exchange for shares of non-redeemable Series A Preferred Stock.

     Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), MSDW may be deemed to beneficially own 13,968,295 shares of Common Stock, or approximately 34.6% of the outstanding shares of Common Stock, which includes Warrants to purchase 1,747,454 shares of Common Stock and 2002 Warrants to purchase 1,177,015 shares of Common Stock (on the terms described in Item 4 above). MSDW is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, LLC and MSCP III, Inc. may be deemed to beneficially own 10,394,269 shares of Common Stock, or approximately 25.8% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, L.P. may be deemed to beneficially own 9,188,147 shares of Common Stock, or approximately 22.8% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCI III, L.P. may be deemed to beneficially own 259,030 shares of Common Stock, or approximately 0.6% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III 892 may be deemed to beneficially own 947,092 shares of Common Stock, or approximately 2.3% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV, Inc. and MSDW IV, LLC may be deemed to beneficially own 3,574,026 shares of Common Stock, or approximately 8.9% of the outstanding shares of Common Stock, which includes Warrants to purchase 1,747,454 shares of Common Stock and 2002 Warrants to purchase 1,177,015 shares of Common Stock (on the terms described in Item 4 above).

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCP IV, LP may be deemed to beneficially own 3,256,461 shares of Common Stock, or approximately 8.1% of the outstanding shares of Common Stock, which includes Warrants to purchase 1,570,907 shares of Common Stock and 2002 Warrants to purchase 1,058,102 shares of Common Stock (on the terms described in Item 4 above).

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV 892 may be deemed to beneficially own 223,705 shares of Common Stock, or approximately 0.6% of the outstanding


                              Page 14 of 20 Pages
shares of Common Stock, which includes Warrants to purchase 133,670 shares of Common Stock and 2002 Warrants to purchase 90,035 shares of Common Stock (on the terms described in Item 4 above).

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCI IV, LP may be deemed to beneficially own 93,860 shares of Common Stock, or approximately 0.2% of the outstanding shares of Common Stock, Warrants to purchase 42,877 shares of Common Stock and 2002 Warrants to purchase 28,878 shares of Common Stock (on the terms described in Item 4 above).

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, each of MSDW, MSCP III, Inc. and MSCP III LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by the MSDW III Funds.

     By virtue of the relationship previously reported under Item 2 of this statement, MSDW, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants and 2002 Warrants owned by the MSDW IV Funds.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, each of MSDW, MSCP III, Inc. and MSCP III, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by the MSDW III Funds and the proceeds from the sale of the shares of Common Stock.

     By virtue of the relationships described in Item 2 of this statement, each of MSDW, MSDW IV Inc., and MSDW IV, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock and held by the MSDW IV Funds and the proceeds from the sale of the shares of Common Stock, Warrants and the 2002 Warrants.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1:   Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 3: Amendment No. 1 dated as of December 18, 1998, to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +


                              Page 15 of 20 Pages

     Exhibit 4: Amendment No. 2 dated as of February 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 5: Amendment No. 3 dated as of May 14, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 6: Amendment No. 4 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 7: Amendment No. 5 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 8: Amendment No. 6 dated as of November 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 9: Amendment No. 7 dated as of August 1, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity #

     Exhibit 10: Amendment No. 8 dated as of December 20, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity

     Exhibit 11: Amendment No. 9 dated as of March 13, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity *

     Exhibit 12: Amendment No. 10 dated as of June 21, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity *

     Exhibit 13: Amendment No. 10 dated as of November 9, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity =

     Exhibit 14: Amendment No. 11 dated as of December 19, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity =

     Exhibit 15: Securities Purchase Agreement dated as of August 1, 2000 among Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P. and Choice One Communications Inc.
                  #

     Exhibit 16: Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

     Exhibit 17: Amendment No. 1 dated as of February 18, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +


                              Page 16 of 20 Pages

     Exhibit 18: Amendment No. 2 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

     Exhibit 19: Amendment No. 3 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

     Exhibit 20: Amendment No. 4 dated as of August 1, 2000 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders #

     Exhibit 21: Amendment No. 5 dated as of November 9, 2001 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders *

     Exhibit 22: Agreement dated as of March 31, 2002 between Choice One Communications Inc. and certain Holders

     + Previously filed as an exhibit to Form S-1 of Choice One filed November 19, 1999

     # Previously filed as an exhibit to Choice One's report on Form 8-K filed August 11, 2000

     * Previously filed as an exhibit to Choice One's report on Form 10-K filed 04/01/02

     = Previously filed as an exhibit to Choice One's report on Form 10-Q filed August 14, 2001


                              Page 17 of 20 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 25, 2002

                                    MORGAN STANLEY DEAN WITTER & CO.


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Authorized Signatory


                                    MSCP III, LLC

                                    By:  Morgan Stanley Capital Partners III,
                                         Inc., as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                                    MORGAN STANLEY CAPITAL PARTNERS III, INC.


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                                    MORGAN STANLEY CAPITAL PARTNERS III, L.P.

                                    By:  MSCP III, LLC,
                                         as General Partner

                                    By:  Morgan Stanley Capital Partners III,
                                         Inc., as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                              Page 18 of 20 Pages

                                    MSCP III 892 INVESTORS, L.P.

                                    By:  MSCP III, LLC,
                                         as General Partner

                                    By:  Morgan Stanley Capital Partners III,
                                         Inc., as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                                    MORGAN STANLEY CAPITAL INVESTORS, L.P.

                                    By:  MSCP III, LLC,
                                         as General Partner

                                    By:  Morgan Stanley Capital Partners III,
                                         Inc., as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                                    MSDW CAPITAL PARTNERS IV, LLC

                                    By:  MSDW Capital Partners IV, Inc.,
                                         as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                                    MSDW CAPITAL PARTNERS IV, INC


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                              Page 19 of 20 Pages

                                    MORGAN STANLEY DEAN WITTER CAPITAL
                                    PARTNERS IV, L.P.

                                    By:  MSDW Capital Partners IV, LLC,
                                         as General Partner

                                    By:  MSDW Capital Partners IV, Inc.,
                                         as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                                    MSDW IV 892 INVESTORS, L.P.

                                    By:  MSDW Capital Partners IV, LLC,
                                         as General Partner

                                    By:  MSDW Capital Partners IV, Inc.,
                                         as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                                    MORGAN STANLEY DEAN WITTER CAPITAL
                                    INVESTORS IV, L.P.

                                    By:  MSDW Capital Partners IV, LLC,
                                         as General Partner

                                    By:  MSDW Capital Partners IV, Inc.,
                                         as Member


                                    By: /s/ Peter R. Vogelsang
                                       --------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary


                              Page 20 of 20 Pages

                                                                     SCHEDULE A

                        Executive Officers and Directors
                                       of
                   Morgan Stanley Capital Partners III, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. ("MSCP III Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSCP III Inc. and each individual is a United States citizen.

Name, Business Address                   Executive Officer Title
----------------------                   -----------------------

*Howard I. Hoffen                        Chairman, Chief Executive Officer and
                                         Managing Director
*Karen H. Bechtel                        Managing Director
*Bernard Gault                           Managing Director
*James S. Hoch                           Managing Director
*Michael C. Hoffman                      Managing Director
John B. Ehrenkranz                       Managing Director
Christian P. Rochat                      Managing Director
Gustavo R. Schwed                        Managing Director
Leigh J. Abramson                        Managing Director
Eric J. Fry                              Managing Director
Kenneth F. Clifford                      Chief Financial Officer, Treasurer and
                                         Managing Director

---------
* Director

                                                                     SCHEDULE B

                        Executive Officers and Directors
                                       of
                         MSDW Capital Partners IV, Inc.

     The names of the Directors and the names and titles of the Executive Officers of MSDW Capital Partners IV, Inc. ("MSDWCP IV") are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDWCP IV and each individual is a United States citizen.


Name, Business Address                   Executive Officer Title
----------------------                   -----------------------
*Howard I. Hoffen                        Chairman, Chief Executive Officer and
                                         Managing Director
*Karen H. Bechtel                        Managing Director
*Bernard Gault                           Managing Director
*James S. Hoch                           Managing Director
*Michael C. Hoffman                      Managing Director
John B. Ehrenkranz                       Managing Director
Christian P. Rochat                      Managing Director
Gustavo R. Schwed                        Managing Director
Leigh J. Abramson                        Managing Director
Eric J. Fry                              Managing Director
Kenneth F. Clifford                      Chief Financial Officer, Treasurer and
                                         Managing Director

---------
* Director

                                                                     SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY DEAN WITTER & CO.


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.


Name                                Title
----                                -----

Philip J. Purcell                   Chairman of the Board, Chief Executive
                                    Officer and Director

Robert G. Scott                     President, Chief Operating Officer and
                                    Director

Robert P. Bauman                    Director
Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
ENGLAND

Edward A. Brennan                   Director
400 North Michigan Avenue
Suite 400
Chicago, IL 60611

John E. Jacob                       Director

C. Robert Kidder                    Director
Borden, Inc.
180 East Broad St.
Columbus, OH 43215

Charles F. Knight                   Director
Emerson Electric Co.
8000 West Florissant
St. Louis, MO 63136

John W. Madigan                     Director
Tribune Company
435 North Michigan Avenue
Suite 2300
Chicago, IL 60611

Miles L. Marsh                      Director
W.H. Clark & Associates
20 S. Clark St, Suite 2222
Chicago, IL 60603

Michael A. Miles                    Director
1350 Lake Road
Lake Forest, IL 60045

Laura D'Andrea Tyson                Director
Walter A. Hass School of
Business
University of Calif., Berkeley
Berkeley, CA 94720-1900

Stephen S. Crawford                 Executive Vice President and Chief Financial
                                    Officer

Alexander C. Frank                  Treasurer

Roger C. Hochschild                 Executive Vice President and Chief Strategic
                                    and Administrative Officer

Donald G. Kempf, Jr.                Executive Vice President, Chief Legal
                                    Officer and Secretary

Tarek F. Abdel-Meguid               Head of Worldwide Investment Banking

Zoe Cruz                            Head of Worldwide Fixed Income Division

John P. Havens                      Head of Worldwide Institutional Equities
                                    Group

Mitchell M. Merin                   President and COO, Investment Management

David W. Nelms                      President and COO, Discover Financial
                                    Services

Stephan F. Newhouse                 Co-President and COO, Institutional
                                    Securities Group

Vikram S. Pandit                    Co-President and COO, Institutional
                                    Securities Group

Joseph R. Perella                   Chairman of Institutional Securities Group

John H. Schaefer                    President and COO, Individual Investor Group